CHC Helicopter Corporation 4740 Agar Drive Richmond, BC V7B 1A3 Canada T 604.276.7500 F 604.247.7056 www.chc.ca

March 14, 2007

Linda Cvrkel Branch Chief, Division of Corporate Finance United States Securities and Exchange Commission 100 F Street. N.E. Washington, D.C. 20549

Dear Ms Cvrkel:

Re:	CHC Helicopter Corporation
Form 20-F for the Year Ended April 30, 2006
Filed September 18, 2006
Commission File Number: 001-31472

Further to your correspondence dated March 1, 2007 to Rick Davis, please find enclosed our detailed response to the various issues raised. We understand that the purpose of your review is to assist us in our compliance obligations and to enhance the overall disclosure in our filings. We look forward to working with you to achieve these objectives.

Form 20-F for the year ended April 30, 2006

Statements of Cash Flows, page 102

Issue
1.       We note from your response to our prior comment 5 that the cash payments relate to the disposal of capital assets as they relate to sale-leaseback transactions, however we are still unclear as to the nature of the payments. Please clarify for us if these payments relate to assets you have sold and are now leasing back from the buyer. If these payments represent lease payments for the assets you have sold, we continue to believe they should be included in operating activities on the statements of cash flows prepared under US GAAP. Please note that paragraph 17c of SFAS 95 refers to payments made to acquire assets, not payments made after you have sold or disposed of the assets. Please revise your US GAAP reconciliation note to disclose this difference in reclassification on the statement of cash flows or explain in further detail why you do not believe this is required.

Response
1.       The prepaid aircraft rental payments relate to assets that we have sold and are now leasing back from the buyer. Although, these payments relate to advance rentals on operating leases that span several years, based on further review of paragraph 17c of SFAS 95, these amounts will be reclassified to operating activities on the cash flow statement in future filings, with a presentation note describing that prior periods have been reclassified to conform to the current period’s presentation.

Note 6. Discontinued Operations, page 112

Issue
2.       We note from your response to our prior comment 9 that the impact of reclassifying Composites from held for sale to held and used resulted in a decrease in net earnings from continuing operations of $21.3 million (which consists of $7.0 million net loss from operations plus a $14.3 million fair value adjustment) for the year ended April 30, 2005. We understand that the $14.3 million fair value adjustment is disclosed in Note 6 and is clearly presented on the face of the statement of earnings, however, because the additional $7.0 million loss from operations is material to both operating income and net earnings from continuing operations, we continue to believe that for US GAAP disclosure purposes, you should revise your notes to disclose the effect of this reclassification on the results of operations for each prior period presented. See paragraph 48 of SFAS No. 144. Please confirm that you will provide the disclosures required under US GAAP with respect to this transfer from held for sale to held and used in any future filings.

Response
2.      In future filings that include a 2005 income statement we will disclose the effect on the results of operations of the reclassification of Composites from held for sale to held and used.

Note 26. Commitments, page 135

Issue
3.       We note from your response to our prior comment 12 that for all of the operating leases that you enter into you recognize lease expense on a straight-line basis over the lease term. In future filings, please revise your notes to the financial statements to disclose that you account for lease expense on a straight-line basis.

Response
3.       In future filings we will revise our notes to the financial statements to disclose that we account for lease expense on a straight-line basis.

Note 32. Reconciliation to Accounting Principles Generally Accepted in the United States, page 141

Issue
4.      We note your response to our prior comment 13 but believe that your proposed disclosure to be provided in future filings is overly general and does not explain how the tax impact of the various adjustments between net income under Canadian GAAP to net income under US GAAP were calculated or determined. Please revise the notes to your financial statements in future filings to explain in further detail how the tax impact of the adjustments between Canadian and US GAAP were calculated or determined. If different tax rates were used for different adjustments, revise future filings to disclose the effective tax rates used for the various Canadian GAAP and US GAAP reconciling adjustments.

Response
4.      In future filings we will explain how the tax impact of the adjustments between Canadian and US GAAP were calculated or determined and we will disclose the effective tax rates used for the various Canadian GAAP and US GAAP reconciling adjustments.

(b) Consolidated Balance Sheets

Issue
5.     We note from your response to our prior comment 17 that material differences related to the balance sheet are included in the footnotes to Note 32 Reconciliation to Accounting Principles Generally Accepted in the United States (a) Consolidated statements of earnings and comprehensive earnings items (i) through (ix). However, we believe that the adjustments specific to each balance sheet line item should be clearly described, which may require separate notes that indicate the difference in the balance sheet line item. As previously requested, for each balance sheet line item with a significant difference in amount between Canadian and US GAAP, please describe the nature of the difference in accounting which gives rise to the balance sheet differences. See Item 17(c)(2) of Form 20-F. We may have further comment upon receipt of your response.

Response
5.    In future filings, we will present the balance sheet in the following format so that material adjustments from Canadian GAAP to US GAAP for each balance sheet line item are clearly described:

		April 30, 2006			April 30, 2005
	Canadian GAAP		US GAAP	Canadian GAAP		US GAAP
Current future income tax assets	26,859	(ii)	25,648	28,110	(ii)	25,731
Other current assets	371,175	(iii)	372,252	348,528	(iii)	347,909
Property and equipment, net	926,084		927,333	943,206		944,190
Long-term future income tax assets	39,848	(i, iii, iv)	53,783	57,674	(i, iii, iv)	82,826
Other assets	314,383	(i, iii, vi, viii)	300,798	309,182	(i, iii, vi, viii)	285,152
	1,678,349		1,679,815	1,686,700		1,685,808
Current future income tax liabilities	8,852	(ii, vii)	10,177	705	(ii, vii)	730
Other current liabilities	267,072	(vii)	263,704	291,447	(vii)	291,449
Long-term debt	151,139		151,444	97,543		97,992
Senior subordinated notes	448,120		448,120	502,760		502,760
Long-term future income tax liabilities	180,001	(ii, vi, vii, viii)	173,624	205,385	(ii, vi, vii, viii)	195,993
Other liabilities	132,431	(ii, iii, vi, vii)	183,454	128,712	(ii, iii, vi, vii)	200,977
Shareholders’ equity						-
Class A subordinate voting shares	223,241		223,241	222,727		222,727
Class A subordinate voting employee share						-
purchase loans	(1,502)		(1,502)	(1,689)		(1,689)
Class B multiple voting shares	18,413		18,413	18,431		18,431
Contributed surplus	4,363		3,412	3,291		2,340
Foreign currency translation adjustment	(66,262)	(ii, iv, v)	-	(21,466)	(ii, iv, v)	-
Accumulated other comprehensive earnings (loss)	-	(v, vi, vii, viii)	(136,039)	-	(v, vi, vii, viii)	(74,133)
Retained earnings	312,481	(i, ii, iii)	341,767	238,854	(i, ii, iii)	228,231
	1,678,349		1,679,815	1,686,700		1,685,808

(i)	Pre-operating expenses

Under Canadian GAAP, pre-operating expenses related to the operations of new businesses and customer contracts meeting certain criteria are deferred and amortized over the expected period of benefit, not exceeding five years. Under US GAAP, these pre-operating expenses are charged to earnings as incurred.

(ii)	Unrealized gain (loss) on ineffective hedges

Certain hedging transactions that qualify for deferral under Canadian GAAP do not meet the deferral criterion under US GAAP and are required to be recognized in earnings. Under US GAAP, derivatives are required to be recorded on the balance sheet at fair value with the changes in fair value recognized in earnings.

(iii)	Amortization of guarantees recognized

Under US GAAP, the provisions of Financial Interpretation 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others (“FIN 45”), requires the Company to recognize a liability for the fair value of the obligation undertaken in issuing the guarantee, regardless of whether or not the liability is probable.

The guarantees recorded under US GAAP are limited guarantees to third parties under some of our operating leases relating to a portion of the aircraft values at the termination of the leases. These asset value guarantees also include guarantees in the form of junior loans, loans receivable and deferred payments. For US GAAP, under the provisions of FIN 45, we have recognized a liability (recorded in other liabilities) equal to the fair value of the obligation undertaken in issuing these asset value guarantees, regardless of whether or not the liability is probable. The offsetting entry when creating this liability is a prepaid rent asset. The prepaid rent assets recorded under US GAAP are being amortized on a straight-line basis over the lease term of the specific lease to which they relate. The guarantee liability is reduced as we are released from risk, upon expiration or settlement of the guarantee.

(iv)	Proportionate foreign currency translation loss due to partial reduction in subsidiary net investment

Under Canadian GAAP, a proportionate amount of CTA is recognized in earnings when a net investment is partially sold or reduced. Under US GAAP, CTA is only released when a net investment is substantially or completely liquidated.

(v)	Foreign currency translation

Under Canadian GAAP, foreign currency translation adjustments related to self-sustaining subsidiaries arising on consolidation are included as a separate component of shareholders’ equity until realized. Under US GAAP, the related translation adjustments are included in other comprehensive earnings. Under US GAAP, the foreign currency translation gain or loss on the revaluation of foreign currency denominated debt designated and qualifying as effective hedges of the Company’s net investments is included in other comprehensive earnings, whereas under Canadian GAAP it is included as a separate component of shareholders’ equity until realized.

(vi)	Minimum pension liability

Under US GAAP, if the accrued benefit obligation related to defined benefit pension plans exceeds the fair value of plan assets, an additional minimum liability shall be recognized with an equal amount to be recognized as an intangible asset, provided that the intangible asset recognized shall not exceed the amount of unrecognized prior service cost. Any excess of the additional minimum liability over the unrecognized prior service cost is recorded as a separate component of other comprehensive earnings net of income taxes as a minimum pension liability adjustment.

(vii)	Foreign currency cash flow hedges

Under US GAAP, changes in the fair value of foreign currency contracts qualifying as effective cash flow hedges are recorded in other comprehensive earnings net of income taxes. These amounts are recognized in net earnings as the hedged transactions occur.

(viii)	Unrealized gains on securities

Under US GAAP, unrealized holding gains and losses on available for sale securities are recorded in other comprehensive earnings net of income taxes. These amounts are recognized in net earnings as they are realized. The available for sale securities relate to an immaterial amount of securities purchased in fiscal 2005. All shares were disposed of in fiscal 2006. At April 30, 2006, the Company held no other securities.

As requested, the Company does acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the above responses are adequate; however, should you require any further clarification please feel free to contact the undersigned.

Yours truly,

/s/ Annette Cusworth

Annette Cusworth
Vice-President, Financial Services
CHC Helicopter Corporation
4740 Agar Drive
Richmond, B.C.
Canada
V7B 1A3

Phone - (604) 279 2484
Fax - (604) 247 7056
Mobile - (778) 999 1476

cc	Rick Davis, Senior Vice-President and Chief Financial Officer Martin Lockyer, Vice-President, Legal Services Ken Robertson, Audit Partner, Ernst & Young LLP